UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

OMEROS CORPORATION

(Name of Issuer)

                                                                    Common Stock, $0.01 par value

(Title of Class of Securities)

682143 102

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ x ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 682143 102
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Gregory A. Demopulos, M.D.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States
Number of Shares	(5) Sole Voting Power 5,704,061
Beneficially Owned by Each	(6) Shared Voting Power 0
Reporting Person With	(7) Sole Dispositive Power 5,704,061
(8) Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,704,061
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 8.80%
(12)	Type of Reporting Person (See Instructions) IN

 Item 1.

(a)	Name of Issuer

OMEROS CORPORATION

(b)	Address of Issuer's Principal Executive Offices

201 Elliott Avenue West

Seattle, Washington, 98119

Item 2.

(a)	Name of Person Filing

Gregory A. Demopulos, M.D.

(b)	Address of Principal Business Office or, if none, Residence

201 Elliott Avenue West

Seattle, WA 98119

(c)	Citizenship

United States

(d)	Title of Class of Securities

Common Stock, $0.01 par value

(e)	CUSIP Number

682143 102

 Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	[ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.

(a)	Amount beneficially owned:

5,704,061 (includes 3,677,075 shares of common stock that Dr. Demopulos has the right to acquire from the issuer within 60 days of December 31, 2023 pursuant to the exercise of option awards)

(b)	Percent of class:

8.80% (based on shares outstanding as of December 31, 2023)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

5,704,061

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

5,704,061

(iv)	Shared power to dispose or to direct the disposition of

0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024	By:	/s/ Gregory A. Demopulos
Name: Gregory A. Demopulos